                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K



(Mark one)


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 2001


                                      OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.


Commission file number # 001-04364

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                              Ryder System, Inc.
                              3600 N.W. 82 Avenue
                             Miami, Florida  33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS & SCHEDULES                                       PAGE NO.
--------------------------------                                       --------
..    Independent Auditors' Report                                          2
..    Statements of Net Assets Available for Plan Benefits
         December 31, 2001 and 2000                                        3
..    Statements of Changes in Net Assets Available for Plan Benefits
         For the years ended December 31, 2001 and 2000                    4
..    Notes to Financial Statements                                         5
..    Schedule I:  Form 5500, Schedule H, Line 4i:
         Schedule of Assets Held for Investment Purposes at the End of
         Plan Year December 31, 2001                                      12
..    Schedule II:  Form 5500, Schedule H, Line 4j:
         Schedule of Reportable Transactions for the year ended
         December 31, 2001                                                15

EXHIBITS
--------

..    Exhibit Index                                                        16
..    Independent Auditors' Consent                                        17


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        RYDER SYSTEM, INC.
                                        EMPLOYEE SAVINGS PLAN B


Date: June 27, 2002                     By: /s/ Challis M. Lowe
                                            -------------------------------

                                        Challis M. Lowe
                                        Executive Vice President Human
                                        Resources, Plan Administrator

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan B (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Miami, Florida
June 24, 2002

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 2001 AND 2000

                                                                  2001                   2000
                                                           -----------------       ----------------
Assets
------
Investments:
  Short-term money market instruments                      $       4,646,781       $      6,394,298
  Investment contracts, at contract value                         83,371,276             69,248,123
  Mutual funds                                                   221,792,741            274,686,551
  Ryder System, Inc. Common Stock Fund                            52,593,428             38,501,389
  Participant loans receivable                                    20,813,689             20,979,784
                                                           -----------------       ----------------
      Total investments                                          383,217,915            409,810,145
                                                           -----------------       ----------------

Receivables:

  Employer contribution                                            1,138,071                993,341
  Employee contribution                                              256,490                217,977
                                                           -----------------       ----------------
      Total receivables                                            1,394,561              1,211,318
                                                           -----------------       ----------------
            Total Assets                                         384,612,476            411,021,463

Liabilities
-----------
Other liabilities                                                    698,704                674,440
                                                           -----------------       ----------------
            Total Liabilities                                        698,704                674,440
                                                           -----------------       ----------------

Net assets available for plan benefits                     $     383,913,772       $    410,347,023
                                                           =================       ================

  The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                               2001                 2000
                                                         ---------------       ---------------
Additions to net assets attributed to:
  Investment income/(loss):
    Net depreciation in value of investments             $   (41,528,308)      $   (74,321,464)
    Dividends                                                  5,671,425            27,442,802
    Interest                                                   6,536,397             5,752,974
                                                         ---------------       ---------------
        Net investment loss                                  (29,320,486)          (41,125,688)
                                                         ---------------       ---------------

  Contributions:
    Employer                                                  10,777,577            10,341,736
    Employee                                                  29,423,208            32,654,876
                                                         ---------------       ---------------
        Total contributions                                   40,200,785            42,996,612
                                                         ---------------       ---------------

  Transfers from other plans                                           -             3,558,680

                                                         ---------------       ---------------
        Total additions                                       10,880,299             5,429,604
                                                         ---------------       ---------------

Deductions from net assets attributed to:
  Distributions to plan participants                          36,313,390            36,851,394
  Transfers to other plans                                       579,581                     -
  Administrative expenses                                        420,579               403,772
                                                         ---------------       ---------------

        Total deductions                                      37,313,550            37,255,166
                                                         ---------------       ---------------

        Net decrease                                         (26,433,251)          (31,825,562)

Net assets available for plan benefits:
  Beginning of year                                          410,347,023           442,172,585
                                                         ---------------       ---------------
  End of year                                            $   383,913,772       $   410,347,023
                                                         ===============       ===============




  The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                         NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Ryder System, Inc. Employee Savings Plan B (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of seven persons appointed by the Ryder System, Inc. Board of Directors. The Plan's trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility. Participation in the Plan is voluntary. In general, any salaried employees of the Ryder System, Inc. (the "Company") and participating affiliates, as well as, field hourly employee of Ryder Integrated Logistics are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan; will be excluded from participation in the Plan.

Contributions. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of (a) 10% or 15% of compensation, depending on an individual's annual salary level, (b) IRS limit of $10,500 or (c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of thirteen investment options and may transfer among funds on a daily basis. If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant's account. The Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund ("RCS Fund") and will remain there until the participant terminates employment or reaches age 55, whichever comes first.

For salaried employees, the Company matches 50% of the employee's annual contribution not to exceed the greater of (a) 50% of the first $1,200 in contributions for any plan year, or, (b) 50% of the first 4% of the employee's compensation for any plan year. The Company will match an additional 50% of the next 2% of employees' compensation if the Company meets its Economic Value Added ("EVA") goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained.

For Ryder Integrated Logistics field hourly employee who meets certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, the Company will match the first $300 at 100% and match the next $800 at 50% (100% if the Company meets its EVA goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained).

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2001 and 2000, employer contributions were reduced by $12,500 and $301,380, respectively, from forfeited nonvested accounts. At December 31, 2001, forfeited nonvested accounts available to reduce future employee contributions totaled $368,905.

Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions. Ryder Integrated Logistics field hourly employees' basic company contributions are immediately fully vested.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans, which are granted and repaid in compliance with the Plan provisions, will not be considered distributions to the participant for tax purposes.

Distributions. On termination of service, if a participant's account balance is greater than $5,000, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2001 and 2000, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $1,299,869 and $1,312,655, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2. Summary of Significant Accounting Policies

Basis of Accounting. Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts ("GICs") are stated at contract value which, represents cost plus accrued interest (Note 5). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

Investments in synthetic GICs (investments for which the plan owns certain fixed income securities and the contract issuer provides a "wrapper" contract, which is a derivative financial instrument, that guarantees a fixed rate of return and provides benefit responsiveness) are also stated at contract value. The RCS Fund is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains or losses, and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

Payment of Benefits.  Benefits are recorded when paid.

Risk and Uncertainties. The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires than an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS 137, the plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit Position 94-4,Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. The Financial Accounting Standards Board has tentatively resolved the inconsistency. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Plan continues to account for synthetic GICs at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

3. Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at either December 31, 2001 or 2000:

                                                      2001             2000
                                                      ----             ----

   Ryder System, Inc. Common Stock Fund*         $   52,593,428   $  38,501,389
   Fidelity Equity-Income Fund                       37,808,574      40,370,249
   Putnam Voyager Fund A                             69,925,187      98,582,177
   Fidelity Contrafund                               38,535,203      47,102,833
   Fidelity Diversified International Fund           19,278,184      23,177,946
   Fidelity Aggressive Growth                        12,128,035      21,888,792

   * Partially nonparticipant-directed, Note 4

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(41,528,308) and $(74,321,464), respectively, as follows:

                                                   2001              2000
                                                   ----              ----

   Mutual Funds                              $  (55,950,440)    $  (62,046,415)
   Ryder System, Inc. Common Stock Fund          14,422,132        (12,275,049)
                                             ---------------    --------------
                                             $  (41,528,308)    $  (74,321,464)
                                             ===============    ==============

4. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets related to nonparticipant-directed investments is as follows:

                                                           December 31,
                                                       2001            2000
                                                       ----            ----
   Net Assets:
    Ryder System, Inc. Common Stock Fund           $ 21,002,389    $ 12,315,243

                                                            Year ended
                                                   December 31,    December 31,
                                                       2001            2000
                                                   ------------    ------------
   Changes in Net Assets:
    Contributions                                  $  7,321,145    $  7,713,725
    Net depreciation                                  2,228,828      (5,175,604)
    Distributions to plan participants                 (275,542)       (268,875)
    Transfers                                           (49,467)        123,224
    Loan Withdrawals                                   (518,062)       (390,188)
    Administrative Expenses                             (19,756)        (17,122)
                                                   ------------    ------------
                                                   $  8,687,146    $  1,985,160
                                                   ------------    ------------

5. Investment Contracts with Insurance Companies

The Managed Interest Income Fund, one of the Plan's investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive traditional and synthetic GICs with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 6.2% and 6.1% in 2001 and 2000, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were, 5.6% and 5.8%, respectively. At December 31, 2001 and 2000 the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $84,781,200 and $0, respectively and $63,520,998 and $208,582 respectively. At December 31, 2001 and 2000, the contract value and fair value of the traditional GICs were $1,042,821 and $1,054,414, respectively and $6,432,454 and $ $6,474,736, respectively.

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7.  Plan Transfers

The Company also sponsors the Ryder System, Inc. Employee Savings Plan A for non-salaried employees other than Ryder Integrated Logistics hourly field employees. Transfers from the Plan for 2001 amounted to $579,581. Transfers to the Plan for 2000 amounted to $3,310,202.

On September 13, 1999, the Company sold Ryder Public Transportation Services ("RPTS") to FirstGroup plc. In 2000, plan assets of $248,478 were transferred into the Plan from FirstGroup plc.

8.  Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in the value of these securities.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan's current trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $420,579 and $403,772 for the years ended December 31, 2001 and 2000, respectively.

9.  Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

10. Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan; at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11. Reconciliation of Financial Statements to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  December 31,
                                                                              2001           2000
                                                                          ------------    ------------
    Net assets available for benefits per the financial statements        $383,913,772    $410,347,023
    Amounts allocated to withdrawing participants with balances
      less than $5,000                                                      (1,299,869)     (1,312,655)
                                                                          ------------    ------------
    Net assets available for benefits per the Form 5500                   $382,613,903    $409,034,368
                                                                          ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          Year ended
                                                                       December 31, 2001
                                                                       -----------------
    Benefits paid to participants per the financial statements            $36,313,390
    Add:  Amounts allocated to withdrawing participants with
       balances less than $5,000 at December 31, 2001                       1,299,869
    Less:  Amounts allocated to withdrawing participants with
       Balances less than $5,000 at December 31, 2000                      (1,312,655)
                                                                          -----------
    Benefits paid to participants per the Form 5500                       $36,300,604
                                                                          ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                                  SCHEDULE I
                        FORM 5500, SCHEDULE H, LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 AT THE END OF THE PLAN YEAR DECEMBER 31, 2001

                                                                                       Current
                                                                                        Value
                                                                                    -------------
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

    Fidelity Short-Term Interest Fund*                                                $4,646,781
                                                                                    ------------

INVESTMENT CONTRACTS:

Traditional Guaranteed Investment Contracts:

    Allstate Life Insurance Co.
          6.87% contract, due 04/01/02                                                 1,042,821
                                                                                    ------------

Synthetic Guaranteed Investment Contracts:

    Chase Manhattan Bank
          5.95% contract, due 07/15/03
          ABS/MBNA 1998-D (A) MBNAM                                                    2,604,394
    Monumental Life Insurance Co.
          5.84% contract, due 05/17/04
          ABS/ARCADIA 1998-C (A3) ARCA FSA                                               882,537
    Monumental Life Insurance Co.
          6.53% contract, due 01/18/05
          ABS/DISCOVER 1999-6 (A) DCMT                                                 2,705,621
    Monumental Life Insurance Co.
          6.68% contract, due 03/15/05
          ABS/SEARS 1999-1 (A) SCAMT                                                   2,557,772
    Morgan Guaranty
          6.02% contract, due 10/17/05                                                 2,609,808
          FHR 1601 PH 6
    Morgan Guaranty
          5.98% contract, due 10/05/04                                                 2,054,243
          FHR 1619 PH 6.05
    Transamerica Life Insurance and Annuity Co.
          6.38% contract, due 10/25/02                                                 2,601,983
          ABS/DAYTON HUDSON 97-1 DHMT
    Union Bank of Switzerland
          6.91% contract, due 12/26/03
          ABS/WEST PENN FUND 99-A (A2) WPP                                             2,098,426
    Various
          6.85% contract, no maturity
             AT&T GLBL 5.625 3/15/04                                                     871,974
             ABBEY NATL MTN 6.69 10/05                                                   652,282
             ALABAMA POWER 4.875 9/01                                                    307,988
             ALLIANCE CAPTL 5.625 8/15                                                   437,942
             ALLSTATE 7.875 5/01/05                                                      438,960
             AGFC SR MTN 5.875 7/14/06                                                   452,824
             AMCAR 01-B A4 5.37 6/08                                                     628,907
             AMCAR 01-C A4 5.01 7/08                                                     814,688

             BP AMOCO 10.875% 7/15/05                                   485,761
             BANKAMER 7.875% 5/16/05                                    391,869
             BANK ONE 7.625 8/01/05                                     227,189
             BANKONE GLBL 6.5% 2/01/06                                  180,176
             BRITISH TEL GBL 7.875 12/                                  424,189
             CIT GRP MTN CHI 5.625 5/1                                  534,959
             CARAT 01-1 CTFS 5.8 7/06                                   429,134
             CCIMT 97-6 A 0 8/06                                        576,416
             CONS NATURAL 5.375 11/01                                   128,485
             CCR 5.25% 5/22/03                                          529,378
             CSFB 01-CK3 A2 6.04 6/34                                   248,797
             DLJCM 00-CF1 A1A 7.45 6/3                                  621,435
             DEUTSCHE TEL GLB 7.75 6/1                                  450,910
             DIAGEO CAP 6.625% 6/24/04                                  428,934
             FHR 1602 PH 6 4/23                                       3,804,571
             FHR 1601 PL 6 10/08                                      1,338,167
             FHR 1650 H 6.25 10/22                                    1,344,096
             FHG 32 TH 7 9/22                                         2,025,225
             FHR 2313 C 6 5/31                                          387,252
             FHLMC 7% 7/15/05                                         2,524,316
             FNR 93-202 N 6.5 2/22                                      895,947
             FNR 94-51 PH 6.5 1/23                                    2,023,196
             FNR 94-63 PH 7 6/23                                        408,557
             FNMA 4.75% 11/14/03                                      3,041,507
             FNMA 7% 7/15/05                                          1,211,672
             FNMA 5.5% 2/15/06                                        1,731,646
             FIRST DATA GLB4.7 11/1/06                                  428,797
             FIRST UN GBL 7.55 8/18/05                                  682,468
             FIRSTAR BNK GLBL 7.8 7/05                                  314,306
             FLEETBOSTON GLB 7.25 9/15                                  475,131
             FORDO 01-A B 5.96 7/05                                     452,867
             FORD MTR CR GLB 7.5 3/15/                                  844,021
             FORDMTRCR GLBL 6.875 2/01                                  332,176
             GECMC 01-2 A3 6.03 8/33                                    649,720
             GTE 6.36% 4/15/06                                          118,611
             GMAC GLOBAL 7.5% 7/15/05                                   284,645
             GMAC MTN 6.38% 1/30/04                                     468,300
             HOUSEHOLD FIN 8% 5/09/05                                   305,622
             HOUSEHOLD 6.5% 1/24/06                                      85,317
             HPLCC 01-2 A 4.95 6/08                                     623,809
             JP MORGAN CHASE 5.625 8/1                                  343,875
             KEYSPAN 7.25 11/15/05                                      347,364
             LEHMAN BROS 6.25% 4/1/03                                   428,758
             LEHMAN BROS 6.625% 4'04                                     93,317
             MANITOBA PROV  4.25 11/20                                  417,167
             MARSHAL&ILSLEY MTN 5.75 9                                  412,147
             BECO 99-1 A3 6.62 3/07                                     261,805
             MELLON FIN 5.75% 11/15/03                                  424,035
             MERRIL LNCH B MTN 6.15 1/                                  310,757
             METLIFE INC 5.25 12/01/06                                  119,160
             MONONGAHELA PWR 5 10/01/0                                  108,790
             JPMC 00-C10 A1 7.1075 8/3                                  364,362
             NAT-RURAL 6% 5/15/06                                       215,612
             NAT-RURAL GLB 5.25 7/15/0                                  334,885
             NATIONSBANK 7.625 4/15/5                                   341,915
             NLFC 98-2 A1 6.001 8/30                                    595,925
             NLFC 99-2 A1C 7.03 6/31                                    476,427
             NEW BRUNSWICK 6.5 6/20/05                                  499,483
             NEWCOURT CR GRP 6.875 2/1                                  116,694

             NIKE INC 5.5% 8/15/06                                      257,751
             NASC 98-D6 A1B 6.59 3/30                                   547,061
             ONTARIO PROV GBL 7.625 6/                                  846,593
             PNCFUND 7% 9/01/04                                         456,281
             PPL ELEC UTILS 5.875 8/15                                  210,606
             PHILA ELEC 6.625% 3/01/03                                  397,554
             PHIL MORRIS 7% 7/15/05                                     378,222
             POWERGEN US FDG 4.5 10/15                                  483,368
             QUEBEC PROVINCE 8.8 4/15/                                  442,699
             QWEST CORP 7.625% 6/9/03                                   797,396
             REED ELSEVIER C 6.125 8/0                                  451,507
             RIO TINTO FN GLB5.75 7/03                                  437,134
             ROYAL BK SC GLB 8.817PERP                                  110,765
             ROYAL BK SC GLB3 7.816 11                                  618,513
             SBM7 00-C2 A1 7.298 7/33                                 1,261,053
             SALOMONSMITH 5.875 3/15/0                                1,063,929
             SWESTERN PUB SVCS 5.125 1                                  155,969
             TARGET CORP 5.4% 10/01/08                                  167,279
             TELEFONICA GLBL 7.35 9/15                                  416,604
             TEXAS UTIL 6.375 10/01/04                                  502,257
             TIME WARNER INC 7.75 6'05                                  462,708
             USTB 10 5/15/2010                                        3,163,393
             USTB 10.75% 8/15/05                                      1,958,284
             VERIZON GLOBAL 6.75 12/1/                                  322,202
             VIACOM GLB 6.4 1/30/06 DT                                   44,585
             VAELEC 5.75% 3/31/06                                       413,984
             VODAFONE AIR 7.625 2/15/0                                  463,648
             WACHOVIA 6.925 10/15/03                                    416,394
             WELLS 7.8% 6/15/10                                         643,002
             WISC ENERGY 5.875 4/01/06                                  441,391
    Westdeutsche Landesbank
          5.70% contract, due 04/15/04
             AMERICAN EXPRESS 99-1 (A) AMXCA                          2,603,923

                                                                   ------------
                                                                     82,328,455
                                                                   ------------
                                                                   ------------
             Total Investment Contracts                              83,371,276
                                                                   ------------
MUTUAL FUNDS:

    Fidelity Equity-Income Fund*                                     37,808,574
    Putnam Voyager Fund A                                            69,925,187
    Fidelity Contrafund*                                             38,535,203
    Fidelity Diversified International Fund*                         19,278,184
    Fidelity Asset Manager Growth*                                    5,187,824
    Fidelity Asset Manager*                                           4,327,892
    Fidelity Asset Manager Income*                                    1,452,186
    Fidelity U.S. Bond Index Fund*                                    7,704,189
    Spartan U.S. Equity Index Fund*                                  11,051,613
    Fidelity Aggressive Growth Fund*                                 12,128,036
    Fidelity Growth Company Fund*                                    14,393,853
                                                                   ------------
                                                                    221,792,741
                                                                   ------------

Ryder System, Inc. Common Stock Fund* (Cost $47,185,748)             52,593,428

Participant Loans (average interest rates 6.00% - 9.50%)             20,813,689

                                                                   ------------
                                                                  $ 383,217,915
                                                                   ============

* Represents a Party-In-Interest

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                                  SCHEDULE II
                        FORM 5500, SCHEDULE H, LINE 4j
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2001


                          NO REPORTABLE TRANSACTIONS

                                 EXHIBIT INDEX


EXHIBIT                  DESCRIPTION

23.1             Independent Auditors' Consent